                                 SCHEDULE 13D

                                (Rule 13d-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*

                          Extended Stay America, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   30224P101
--------------------------------------------------------------------------------
                                (CUSIP Number)

        George D. Johnson, Jr., 450 East Las Olas Boulevard, Suite 1100
                 Ft. Lauderdale, Florida 33301 (305) 627-5002
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 19, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                      -------------------
 CUSIP NO. 30224P101                 13D                    Page 2 of 8 Pages
---------------------                                      -------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 1    (ENTITIES ONLY)

      George D. Johnson, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (See Instructions)                                             (a) [_]
                                                                     (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                      [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,506,615 Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,506,615 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,506,615 Shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

---------------------                                      -------------------
 CUSIP NO. 30224P101                 13D                    Page 3 of 8 Pages
---------------------                                      -------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 1    (ENTITIES ONLY)

      GDJ, Jr. Investment Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (See Instructions)                                             (a) [_]
                                                                     (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                      [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,962,865 Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,962,865 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,962,865 Shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

---------------------                                      -------------------
 CUSIP NO. 30224P101                 13D                    Page 4 of 8 Pages
---------------------                                      -------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 1    (ENTITIES ONLY)

      GDJ, Jr. Investments Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (See Instructions)                                             (a) [_]
                                                                     (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                      [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,962,865 Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,962,865 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,962,865 Shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

Item 1. Security and Issuer.


     This statement on Schedule 13D (the "Statement") of George D. Johnson, Jr. ("Mr. Johnson"), relates to the common stock, par value $.01 per share (the "Common Stock"), of Extended Stay America, Inc. (the "Company"), a Delaware corporation, which has its principal executive offices at 450 East Las Olas Boulevard, Suite 1100, Ft. Lauderdale, Florida 33301.

Item 2. Identity and Background.

     This Statement is being filed by Mr. Johnson, GDJ, Jr. Investment Corporation (the "General Partner"), and GDJ, Jr. Investments Limited Partnership (the "Limited Partnership"). Mr. Johnson owns 99% of the partnership interests, being all of the limited partnership interests, of the Limited Partnership and the remaining 1% is held by the General Partner, of which Mr. Johnson owns 100% of the issued and outstanding capital stock. Mr. Johnson, the General Partner, and the Limited Partnership are collectively referred to herein as the "Reporting Persons." Mr. Johnson's principal occupation is as Chief Executive Officer and a director of the Company. The business address of Mr. Johnson is 450 E. Las Olas Boulevard, Suite 1100, Ft. Lauderdale, Florida 33301. The business address of the General Partner and the Limited Partnership is P.O. Box 50401, Henderson, Nevada 89016. Mr. Johnson is a citizen of the United States of America. The Limited Partnership is a Nevada limited partnership and the General Partner is a Nevada corporation.

     During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On May 18, 2000 Mr. Johnson, acting through the Limited Partnership, purchased 50,000 shares of Common Stock on the open market, for consideration of $477,500.00. On May 19, 2000, Mr. Johnson, acting through the Limited Partnership, purchased 28,200 shares of Common Stock on the open market, for consideration of $250,173.48. On May 30, 2000, the Limited Partnership disposed of 100 shares of Common Stock by gift. The Limited Partnership used its general working capital to purchase the shares of Common Stock on May 18 and 19, 2000.

Item 4. Purpose of Transaction.

     Each of the Reporting Persons acquired the shares of Common Stock beneficially owned by it for the purpose of investment.

     Other than in his capacity as Chief Executive Officer of the Company, Mr. Johnson does not have any present plans or proposals that relate to or would result in any of the following (although Mr. Johnson reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer.

     Mr. Johnson and the General Partner currently beneficially own 3,962,865 shares of Common Stock through the Limited Partnership, and Mr. Johnson beneficially owns directly 1,543,750 shares of Common Stock through stock options, pursuant to the Company's employee stock option plans, that are exercisable within 60 days of the date hereof. The shares of Common Stock beneficially owned by the Limited Partnership, and the General Partner through the Limited Partnership, represent approximately 4.2% of the outstanding Common Stock, and the shares of Common Stock beneficially owned by Mr. Johnson, including those held by the Limited Partnership, represent approximately 5.8% of the issued and outstanding Common Stock. The percentage calculation set forth in the preceding sentence is based on 95,263,984 shares of Common Stock outstanding as of May 1, 2000.

     See Item 3 for additional information that may be required by this Item 5. Except as described in Item 3, None of the Reporting Persons effected any transactions in Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Johnson is the brother of Stewart H. Johnson Jr., who is a Director of the Company.

     See Items 2 and 3 for additional information that may be required by this
Item 6.

Item 7. Material to be Filed as Exhibits.

     Exhibit No.  Description
     -----------  -----------

         1 Agreement, dated June 12, 2000, among Mr. Johnson, the General Partner, and the Limited Partnership regarding the filing of this Statement on Schedule 13D.

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated: June 12, 2000                       /s/ George D. Johnson, Jr.
                                    ---------------------------------------
                                            George D. Johnson, Jr.

                                    GDJ, JR. INVESTMENT CORPORATION


                                    By:    /s/ George D. Johnson, Jr.
                                       ------------------------------------
                                           George D. Johnson, Jr.,
                                           Chairman and Vice President

                                    GDJ, JR. INVESTMENTS LIMTED
                                    PARTNERSHIP

                                    By: GDJ, Jr. Investment Corporation
                                          its General Partner


                                    By:   /s/ George D. Johnson, Jr.
                                       ------------------------------------
                                          George D. Johnson, Jr.,
                                          Chairman and Vice President